SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

HD Supply Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

40416M105
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40416M105	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,250,000 Shares (including options to purchase 2,063,800 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,250,000 Shares (including options to purchase 2,063,800 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,250,000 Shares (including options to purchase 2,063,800 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 40416M105	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.01 per share, of HD Supply Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 3100 Cumberland Boulevard, Suite 1480, Atlanta, Georgia 30339.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of the Reporting Person is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of the Reporting Person and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of the Reporting Person and the Principal is investing for accounts under their management.

(d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 16,250,000 Shares (including options to purchase 2,063,800 Shares) reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $449 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by the Reporting Person in commingled margin accounts, which may extend margin credit to the Reporting Person from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

CUSIP No. 40416M105	SCHEDULE 13D	Page 4 of 6 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity.  The Reporting Person has had discussions with members of the Issuer’s management team regarding strategic alternatives and financial and operational means of maximizing value for shareholders, and may have further discussions with members of the Issuer’s board of directors and management team regarding these and other topics including board composition. The Reporting Person may also have discussions with shareholders and other parties relating to all such matters.

The Reporting Person may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Person may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer’s board of directors.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment position in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 201,025,941 Shares outstanding as of September 2, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q filed on September 7, 2016.

At the close of business on October 26, 2016, the Reporting Person may be deemed to beneficially own 16,250,000 Shares (including options to purchase 2,063,800 Shares), constituting approximately 8.1% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 16,250,000 Shares (including options to purchase 2,063,800 Shares), which powers are exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 40416M105	SCHEDULE 13D	Page 5 of 6 Pages

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns (i) 3,092 call options with a strike price of $27.00, (ii) 12,000 call options with a strike price of $29.00 and (iii) 5,546 call options with a strike price of $30.00, for a total of 20,638 call options for 2,063,800 Shares. The call options expire on October 28, 2016.

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.

CUSIP No. 40416M105	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel